Exhibit 99.1

YAMANA GOLD PROVIDES PRELIMINARY 2016 OPERATIONAL RESULTS

TORONTO, ONTARIO, January 11, 2017 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”) herein provides preliminary fourth quarter and full year production as well as consolidated cost estimates for 2016.

2016 OPERATIONAL HIGHLIGHTS
•	Achieved consolidated production in line with expectations with production of approximately 1.27 million ounces of gold, 7.0 million ounces of silver and 116 million pounds of copper.
•
Delivered production at costs in line with expectations for the full year with total cost of sales per ounce of gold sold of approximately $1,011, and cash costs(1) and all-in sustaining cash costs (“AISC”)(1) per ounce of gold produced of approximately $666 and $914, respectively.

•
Streamlined operating asset portfolio through the sale of the Mercedes mine and the going public event relating to Brio Gold Inc. (“Brio Gold”) pursuant to which it has become a standalone public company.

•	Advanced Cerro Moro, the Company’s next cornerstone asset, towards production in early 2018 as expected.

Preliminary fourth quarter and full year 2016 production results are presented in the following table.
	Fourth Quarter 2016 Preliminary Production	Full Year 2016 Preliminary Production
Gold (oz.)
Chapada	40,000	107,000
El Peñón	56,000	220,000
Canadian Malartic (50%)	70,000	293,000
Gualcamayo	45,000	164,000
Minera Florida	26,000	104,000
Jacobina	32,000	120,000
Brio Gold (a)	50,000	190,000
Pilar	22,000	87,000
Fazenda Brasileiro	18,000	71,000
RDM	10,000	32,000
Mercedes	-	70,274(b)
Consolidated Total Production	319,000	1,268,274
Total Sales (excluding Mercedes)	324,000	1,188,000

NEWS RELEASE

	Fourth Quarter 2016 Preliminary Production	Full Year 2016 Preliminary Production
Silver (oz.)
Chapada	78,000	259,000
El Peñón	1,454,000	6,020,000
Minera Florida	95,000	429,000
Mercedes	-	326,876(b)
Consolidated Total Production	1,627,000	7,034,876
Total Sales (excluding Mercedes)	1,619,000	6,604,000

Copper (lbs.)
Total Production(Chapada)	37,000,000	116,000,000
Total Sales (Chapada)	34,000,000	105,000,000
a.
Brio Gold production is shown on a 100% basis up to December 23, 2016 for each period and on a proportionate basis for the remainder of each period.  Yamana currently retains 84.6% ownership of Brio Gold, which became a standalone public company on December 23, 2016.

b.	Production at Mercedes is shown through to the end of the third quarter of 2016, as the sale of the Mercedes mine was completed on September 30, 2016.

Consolidated production for 2016, as per the table above, met or exceeded consolidated production guidance for all metals, which was approximately 1.26 to 1.33 million ounces of gold (before any adjustments for the sale of Mercedes), 6.9 million to 7.2 million ounces of silver and 110 million pounds of copper.  One of the Company’s priorities for the year was operational excellence and delivering on production expectations, which was achieved.   Yamana takes a portfolio approach to managing its assets which implies that not all mines always perform to plan although in the fourth quarter and full year 2016 most mines performed at or above expectations.

On a mine by mine basis, the Company achieved targeted production levels for most of its mines.  Canadian Malartic, Gualcamayo, Jacobina and Brio Gold all continued their strong performance during the fourth quarter and for the full year.  At Chapada, fourth quarter results continue to support the long term potential of the operation, as the Company successfully implemented a program to address challenges encountered earlier in 2016. At Minera Florida, production was impacted in the fourth quarter due to collective bargaining agreement negotiations in December, which have subsequently been completed, and the mine and plant are now operating at full capacity.  At El Peñón, full year production was below targeted levels as the Company continued to mine from narrower vein areas while evaluating, as previously announced, the sustainable, longer term optimal production level at the mine.

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NEWS RELEASE

Preliminary consolidated costs for the fourth quarter and full year 2016 are presented in the following table.
	Fourth Quarter 2016 Preliminary Results (a)	Full Year 2016 Preliminary Results(a)	2016 Guidance
Total cost of sales per oz. of gold sold	$1,011	$1,011	$980 - $1,020
Total cost of sales per oz. of silver sold	$15.60	$13.98	$13.75 - $14.75
Total cost of sales per lbs. of copper sold	$1.80	$1.90	$1.80 - $2.00
Co-product cash costs(b) per oz. of gold produced	$671	$666	$635 - $675
Co-product cash costs(b) per oz. of silver produced	$10.07	$8.96	$8.50 - $9.00
Co-product cash costs(b) per lbs. of copper produced	$1.44	$1.58	$1.55 - $1.75
Co-product AISC(b) per oz. of gold produced	$936	$914	$880 - $920
Co-product AISC(b) per oz. of silver produced	$14.46	$12.64	$12.00 - $12.50
Co-product AISC(b) per lbs. of copper produced (Chapada)	$1.80	$2.03	$1.95 - $2.15
a.
Consolidates Brio Gold costs on a 100% basis up to December 23, 2016 for each period and on a proportionate basis for the remainder of each period. Yamana currently retains 84.6% ownership of Brio Gold Inc., which became a standalone public company on December 23, 2016.

b.	Refers to a non-GAAP financial measure. Reconciliations for all non-GAAP financial measures are provided at the end of this press release.

As indicated in the above table, full year production for 2016 was delivered at consolidated costs in line with expectations.

Costs are expected to decrease over the next few years as the Company optimizes operations and grade profiles improve at Canadian Malartic and Jacobina, and as Cerro Moro begins to contribute to production in early 2018.

Entering 2017, the Company has six operating mines, which will increase to seven with the addition of Cerro Moro, that deliver an attractive growth profile from a base of approximately 1 million ounces of gold plus significant silver and copper production.  Further, the Company retains an approximate 85% interest in Brio Gold from which it expects to receive significant value.

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NEWS RELEASE

The Company is in the process of updating its outlook, including the Mineral Reserve and Mineral Resource estimate, and expects to provide 2017 to 2019 production and 2017 cost guidance alongside complete financial and operational results on February 16, 2017.

FINANCIAL RESULTS RELEASE

The Company will release its fourth quarter and full year 2016 operational and financial results after market close on February 16, 2017 followed by a conference call and webcast on February 17, 2017 at 9:00 a.m. ET.

Fourth Quarter and Full Year 2016 Conference Call Information:

Toll Free (North America):	1-866-223-7781
Toronto Local and International:	416-340-2218
Webcast:	www.yamana.com

Conference Call REPLAY:

Toll Free (North America):	1-800-408-3053
Toronto Local and International:	905-694-9451
Passcode:	1147900

The conference call replay will be available from 12:00 p.m. ET on February 17, 2017 until 11:59 p.m. ET on March 3, 2017.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, and Canada.  Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.
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NEWS RELEASE

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:  This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to continued drilling at the Odyssey deposit, the Company’s strategy, plans or future financial or operating performance, the outcome of the legal matters involving the damages assessments and any related enforcement proceedings. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, the impact of the proposed new mining law in Brazil, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian real, the Chilean peso, and the Argentine peso versus the United States dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in Mineral Resources and Mineral Reserves, risks related to asset disposition and the Brio Gold investment, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

NON-GAAP FINANCIAL MEASURES AND ADDITIONAL LINE ITEMS AND SUBTOTALS IN FINANCIAL STATEMENTS

The Company has included certain non-GAAP financial measures to supplement its Condensed Consolidated Interim Financial Statements, which are presented in accordance with IFRS, including the following:

•	co-product cash costs per ounce of gold produced;
•	co-product cash costs per ounce of silver produced;
•	co-product cash costs per pound of copper produced;
•	all-in sustaining co-product costs per ounce of gold produced;
•	all-in sustaining co-product costs per ounce of silver produced; and
•	all-in sustaining co-product costs per pound of copper produced.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.  Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies.  The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable.  Any changes in to the measures are dully noted and retrospectively applied as applicable.

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NEWS RELEASE

CASH COSTS AND ALL-IN SUSTAINING COSTS

The Company discloses “cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities.  The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows.  The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities.  Cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers.  The Gold Institute ceased operations in 2002, but the standard remains the generally accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

The measure of cash costs, along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations.  This data is furnished to provide additional information and is a non-GAAP financial measure.  The terms co-product cash costs per ounce of gold or silver produced, co-product cash costs per pound of copper produced, co-product AISC per ounce of gold or silver produced and co-product AISC per pound of copper produced do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies.  Non-GAAP financial measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

Co-product Cash Costs

Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs.  The Company believes that such measure provides useful information about the Company’s underlying cash costs of operations.  Cash costs are computed on a co-product basis.

Beginning January 1, 2015, the Company realigned key performance indicators ("KPIs") to support its objective of financial and operating predictability, as such, it no longer discloses a combined precious metal production unit in gold equivalent ounce.  Silver production is no longer treated as a gold equivalent.  The Company reports production and cost information for gold, silver and copper separately.

With this realignment, the KPIs are as follows:
•	Cash costs of gold and silver on a co-product basis - shown on a per ounce basis.
▪
Costs directly attributed to gold and silver will be allocated to each metal. Costs not directly attributed to each metal will be allocated based on the relative value of revenues which will be determined annually.

▪	The Attributable Cost for each metal will then be divided by the production of each metal in calculating cash costs per ounce on a co-product basis for the period.
•	Cash costs of copper on a co-product basis - shown on a per pound basis.
▪	Costs attributable to copper production are divided by commercial copper pounds produced.

Cash costs per ounce of gold and silver ounce, and per pound of copper are calculated on a weighted average basis.

Co-product All-in Sustaining Costs

All-in sustaining costs per ounce of gold and silver produced seeks to represent total sustaining expenditures of producing gold and silver ounces from current operations, based on co-product costs, including cost components of mine sustaining capital expenditures, corporate general and administrative expense excluding stock-based compensation, and exploration and evaluation expense.  All-in sustaining costs do not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, financing costs and dividend payments.  Consequently, this measure is not representative of all of the Company's cash expenditures.  In addition, the calculation of all-in sustaining costs does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods.

All-in sustaining co-product costs reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the gold, silver or copper production activities.

Co-product cash costs per ounce of gold and silver produced, and co-product all-in sustaining costs per ounce of gold and silver produced are from continuing operations and, as applicable, exclude Mercedes and Ernesto/Pau-a-Pique, a discontinued operation.

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NEWS RELEASE

Beginning January 1, 2016, the Company revised its definition of cash costs to include, in addition to mine site direct costs, all previously un-allocated general and administrative expenses related to the mine site.  Additionally, the Company has excluded the impact from Alumbrera, the results of which are now considered negligible for performance measurement purposes.  Comparative balances have been restated accordingly to conform to the change in presentation adopted in the current period.

Total cost of sales agrees to the condensed consolidated interim statement of operations that reflects continuing operations excluding Mercedes, which is classified as discontinued operations.  All production costs are classified in inventory together with treatment and refining charges, commercial costs, overseas freight and other selling costs.  The amount of inventories recognized as cost of sales for the reporting period corresponds to the units of products sold during that period.

Reconciliations of total cost of sales of gold and silver per ounce sold and copper per pound sold to co-product cash costs per ounce of gold and silver produced and per pound of copper produced, and co-product all-in sustaining costs of gold and silver per ounce produced and copper pound produced, are provided below for the three months and for the year ended December 31, 2016.

For the three months ended December 31, 2016	Total Gold	Total Silver	Copper (Chapada)
Cost of sales excluding depletion, depreciation and amortization per gold/silver ounce, pound of copper sold	659	10.42	1.48
Depletion, depreciation and amortization per gold/silver ounce, pound of copper sold	352	5.18	0.32
Total cost of sales per gold/silver ounce, pound of copper sold	1,011	15.60	1.80
Depletion, depreciation and amortization per gold/silver ounce, pound of copper sold	(352)	(5.18)	(0.32)
Inventory movement per gold/silver ounce, pound of copper sold	12	(0.36)	(0.16)
Treatment and refining charges per gold/silver ounce, pound of copper sold	5	0.03	0.27
Commercial and other costs per gold/silver ounce, pound of copper sold	(2)	(0.01)	(0.08)
Overseas freight for Chapada Concentrate per gold/silver ounce, pound of copper sold	(3)	(0.01)	(0.07)
Total co-product cash cost per gold/silver ounce, pound of copper sold	671	10.07	1.44
General and administrative, excluding share-based compensation per gold/silver ounce, pound of copper produced	70	0.93	-
Sustaining capital expenditures per gold/silver ounce, pound of copper produced	191	3.36	0.32
Exploration and evaluation expense per gold/silver ounce, pound of copper produced	4	0.10	0.04
Total all in co-product sustaining costs per gold/silver ounce, pound of copper produced	936	14.46	1.80
Commercial gold/silver ounces, pounds of copper produced	319,264	1,627,051	36,869,469
Commercial gold/silver ounce, pounds of copper sold	324,197	1,619,208	34,182,827

For the year ended December 31, 2016	Total Gold	Total Silver	Copper (Chapada)
Cost of sales excluding depletion, depreciation and amortization per gold/silver ounce, pound of copper sold	673	9.17	1.58
Depletion, depreciation and amortization per gold/silver ounce, pound of copper sold	338	4.81	0.33
Total cost of sales per gold/silver ounce, pound of copper sold	1,011	13.98	1.90
Depletion, depreciation and amortization per gold/silver ounce, pound of copper sold	(338)	(4.81)	(0.33)
Inventory movement per gold/silver ounce, pound of copper sold	(9)	(0.22)	(0.14)
Treatment and refining charges per gold/silver ounce, pound of copper sold	4	0.02	0.27
Commercial and other costs per gold/silver ounce, pound of copper sold	(1)	(0.00)	(0.05)
Overseas freight for Chapada Concentrate per gold/silver ounce, pound of copper sold	(1)	(0.01)	(0.07)
Total co-product cash cost per gold/silver ounce, pound of copper sold	666	8.96	1.58
General and administrative, excluding share-based compensation per gold/silver ounce, pound of copper produced	61	0.75	-
Sustaining capital expenditures per gold/silver ounce, pound of copper produced	178	2.68	0.42
Exploration and evaluation expense per gold/silver ounce, pound of copper produced	9	0.25	0.03
Total all in co-product sustaining costs per gold/silver ounce, pound of copper produced	914	12.64	2.03
Commercial gold/silver ounces, pounds of copper produced, excluding Mercedes	1,198,740	6,709,251	115,548,437
Commercial gold/silver ounce, pounds of copper sold	1,188,267	6,604,212	104,923,875

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